

LEGACY
HOTELS

File No. 82-34729

REAL ESTATE INVESTMENT TRUST

December 1, 2003

03037925

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the
Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an
exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended
(the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003.
In connection with such exemption, each of the following additional documents,
communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated December 1, 2003

- **Legacy Hotels Real Estate Investment Trust To Participate in BMO
  Nesbitt Burns Conference**

The Trust is providing the enclosed documents, communications and information,
and will provide future documents, communications and information, in reliance upon (1) Rule
12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with
the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2)
Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and
information shall not constitute an admission for any purpose that the Trust is subject to the
Exchange Act.

G:\Corporate\Entities\Legacy Hotels Real Estate Investment Trust\Securities Filings\SEC\Legacy 12g3-2(b)(1)(iii) Add Info Dec 1, 2003 re
participation in BMO conf.DOC

       If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: _____
    Sari L. Diamond
    Secretary

Enclosure

cc: Robert P. Freeman, Esq.

03 DEC -3 ⊡ 7: 21



LEGACY
HOTELS

R E A L   E S T A T E   I N V E S T M E N T   T R U S T

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
TO PARTICIPATE IN BMO NESBITT BURNS CONFERENCE

TORONTO, December 1, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX:LGY.UN) will participate in the BMO Nesbitt Burns 2003 Income Trust Conference to be held in Toronto on December 2, 2003. Neil J. Labatte, Legacy's President and Chief Executive Officer, will present at approximately 2:35 p.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through Legacy's website at www.legacyhotels.ca. A replay of the presentation will be archived for 90 days. The webcast will last for approximately 20 minutes.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
              Investor Relations
              Tel: (416) 874-2765
              Email: investor@legacyhotels.ca
              Website: www.legacyhotels.ca